Exhibit 3.1

              CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (PURSUANT TO NRS 78.385 AND 78.390 - AFTER ISSUANCE OF STOCK)

1. Name of corporation: Gulf Coast Oil & Gas, Inc.

2. The articles have been amended as follows (provide article numbers, if available): "ARTICLE 2 (SHARES): The total number of shares of stock which the Corporation shall have authority to issue is 1,100,000,000 shares, composed of 1,000,000,000 shares of common stock, par value $0.001 per share ("Common Stock"), and 100,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock")."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provision of the articles of incorporation have voted in favor of the amendment is: 82,679,574 or 69.17% granting consent.*

4. Effective date of filing (optional): ________________________________________

5. Officer Signature (required): /s/ Rahim Rayani

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.


This form must be accompanied by appropriate fees.